FINANCIAL SUMMARY

(All financial information has been prepared in accordance with IFRS Accounting Standards)

FY2026 First Quarter

(April 1, 2025 through June 30, 2025)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2026 First Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with IFRS Accounting Standards)

English translation from the original Japanese-language document

August 7, 2025

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Koji Sato, President
Contact person	:	Hideaki Hayashi, General Manager, Accounting Division Tel. (0565)28-2121
Payment date of cash dividends	:	—
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2026 First Quarter (April 1, 2025 through June 30, 2025)

(1)	Consolidated financial results (For the first quarter ended June 30)

	(% of change from previous first quarter)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2026 first quarter	12,253,326	3.5	1,166,141	-10.9	1,252,152	-33.1	872,193	-36.0	841,345	-36.9	840,816	-61.7
FY2025 first quarter	11,837,879	12.2	1,308,462	16.7	1,872,258	8.8	1,363,823	2.8	1,333,347	1.7	2,196,759	-14.0

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted
	Yen	Yen
FY2026 first quarter	64.56	64.56
FY2025 first quarter	98.99	98.99

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2026 first quarter	93,468,143	36,993,052	36,040,203	38.6
FY2025	93,601,350	36,878,913	35,924,826	38.4

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2025	—	40.00	—	50.00	90.00
FY2026	—
FY2026 (forecast)		45.00	—	50.00	95.00

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of Consolidated Results for FY2026 (April 1, 2025 through March 31, 2026)

	(% of change from FY2025)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	48,500,000	1.0	3,200,000	-33.3	3,870,000	-39.7	2,660,000	-44.2	204.09

(Note)	Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Significant changes in the scope of consolidation during the period: none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS Accounting Standards: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2026 first quarter 15,794,987,460 shares, FY2025 15,794,987,460 shares

(ii)	Number of treasury stock at the end of each period:
FY2026 first quarter 2,761,596,216 shares, FY2025 2,746,057,686 shares

(iii)	Average number of shares issued and outstanding in each period:
FY2026 first quarter 13,032,932,250 shares, FY2025 first quarter 13,469,159,202 shares

Review of the Japanese-language originals of the attached condensed quarterly consolidated financial statements by certified public accountants or an audit firm: none

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect the plans and expectations of Toyota Motor Corporation and its consolidated subsidiaries (“Toyota”). These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws and regulations, as well as other government actions, in the markets in which Toyota operates that affect Toyota’s operations, particularly laws, regulations and government actions relating to vehicle safety including remedial measures such as recalls, environmental protection, vehicle emissions and vehicle fuel economy, and tariffs and other trade policies, as well as current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

With respect to (vi) above, the forecast of consolidated financial results for the fiscal year ending March 31, 2026 announced today reflects an 1,400.0 billion yen estimated full fiscal year negative impact on operating income due to U.S. tariffs. The negative impact of U.S. tariffs on consolidated operating income for the first quarter of FY2026 was 450.0 billion yen.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION FY2026 First Quarter Financial Summary

Supplemental Material for Financial Results for FY2026 First Quarter

TOYOTA MOTOR CORPORATION FY2026 First Quarter Financial Summary

Financial Results and Position

1. Consolidated Financial Results for FY2026 First Quarter

Financial Results

Consolidated vehicle unit sales in Japan and overseas increased by 160 thousand units, or 7.1%, to 2,411 thousand units in FY2026 first quarter (the first quarter ended June 30, 2025) compared with FY2025 first quarter (the first quarter ended June 30, 2024). Vehicle unit sales in Japan increased by 60 thousand units, or 14.2%, to 481 thousand units in FY2026 first quarter compared with FY2025 first quarter. Overseas vehicle unit sales increased by 100 thousand units, or 5.4%, to 1,930 thousand units in FY2026 first quarter compared with FY2025 first quarter.

The results of operations for FY2026 first quarter were as follows:

Sales revenues	12,253.3 billion yen	(an increase of 415.4 billion yen or 3.5% compared with FY2025 first quarter)

Operating income	1,166.1 billion yen	(a decrease of 142.3 billion yen or 10.9% compared with FY2025 first quarter)

Income before income taxes	1,252.1 billion yen	(a decrease of 620.1 billion yen or 33.1% compared with FY2025 first quarter)

Net income attributable to Toyota Motor Corporation	841.3 billion yen	(a decrease of 492.0 billion yen or 36.9% compared with FY2025 first quarter)

The changes in operating income were as follows:

Marketing efforts	an increase of 260.0 billion yen

Effects of changes in exchange rates	a decrease of 165.0 billion yen

Cost reduction efforts	a decrease of 15.0 billion yen

Increase or decrease in expenses and expense reduction efforts	a decrease of 370.0 billion yen

Other	an increase of 147.7 billion yen

TOYOTA MOTOR CORPORATION FY2026 First Quarter Financial Summary

Segment Operating Results

(1) Automotive:

Sales revenues for the automotive operations increased by 279.9 billion yen, or 2.6%, to 11,039.6 billion yen in FY2026 first quarter compared with FY2025 first quarter. However, operating income decreased by 206.4 billion yen, or 18.5%, to 911.4 billion yen in FY2026 first quarter compared with FY2025 first quarter. The decrease in operating income was mainly due to the increase in expenses and others.

(2) Financial services:

Sales revenues for the financial services operations increased by 130.7 billion yen, or 13.0%, to 1,136.1 billion yen in FY2026 first quarter compared with FY2025 first quarter, and operating income increased by 62.5 billion yen, or 39.1%, to 222.2 billion yen in FY2026 first quarter compared with FY2025 first quarter. The increase in operating income was mainly due to increase in financing margin in sales finance subsidiaries in the United States.

(3) All other:

Sales revenues for all other businesses increased by 27.2 billion yen, or 8.6%, to 342.8 billion yen in FY2026 first quarter compared with FY2025 first quarter. However, operating income decreased by 3.3 billion yen, or 8.1%, to 37.4 billion yen in FY2026 first quarter compared with FY2025 first quarter.

Geographic Information

(1) Japan:

Sales revenues in Japan decreased by 13.3 billion yen, or 0.3%, to 5,210.7 billion yen in FY2026 first quarter compared with FY2025 first quarter, and operating income decreased by 236.2 billion yen, or 26.8%, to 645.0 billion yen in FY2026 first quarter compared with FY2025 first quarter. The decrease in operating income was mainly due to the increase in expenses and others.

(2) North America:

Sales revenues in North America increased by 311.8 billion yen, or 6.2%, to 5,314.2 billion yen in FY2026 first quarter compared with FY2025 first quarter. However, operating income decreased by 106.2 billion yen to an operating loss of 21.1 billion yen in FY2026 first quarter compared with FY2025 first quarter. The decrease in operating income was mainly due to the increase in expenses and others.

(3) Europe:

Sales revenues in Europe increased by 52.6 billion yen, or 3.5%, to 1,561.6 billion yen in FY2026 first quarter compared with FY2025 first quarter. However, operating income decreased by 27.7 billion yen, or 22.2%, to 96.9 billion yen in FY2026 first quarter compared with FY2025 first quarter. The decrease in operating income was mainly due to the effects of marketing activities.

(4) Asia:

Sales revenues in Asia decreased by 97.3 billion yen, or 4.4%, to 2,134.3 billion yen in FY2026 first quarter compared with FY2025 first quarter, and operating income decreased by 30.2 billion yen, or 12.3%, to 215.7 billion yen in FY2026 first quarter compared with FY2025 first quarter. The decrease in operating income was mainly due to the effects of changes in exchange rates.

(5) Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by 73.6 billion yen, or 7.0%, to 1,127.4 billion yen in FY2026 first quarter compared with FY2025 first quarter, and operating income increased by 52.2 billion yen, or 125.0%, to 94.0 billion yen in FY2026 first quarter compared with FY2025 first quarter. The increase in operating income was mainly due to marketing efforts.

TOYOTA MOTOR CORPORATION FY2026 First Quarter Financial Summary

2. Consolidated Financial Position for FY2026 First Quarter

Financial Position

The financial position for FY2026 first quarter was as follows:

Total assets decreased by 133.2 billion yen, or 0.1%, to 93,468.1 billion yen at the end of FY2026 first quarter compared with the end of FY2025. Liabilities decreased by 247.3 billion yen, or 0.4%, to 56,475.0 billion yen at the end of FY2026 first quarter compared with the end of FY2025. Shareholders’ equity increased by 114.1 billion yen, or 0.3%, to 36,993.0 billion yen at the end of FY2026 first quarter compared with the end of FY2025.

Overview of Cash Flow

Cash and cash equivalents decreased by 771.5 billion yen, or 8.6%, to 8,210.8 billion yen at the end of FY2026 first quarter compared with the end of FY2025.

The increases or decreases for each cash flow activity compared with the previous fiscal year are as follows:

Cash flows from operating activities

Net cash flows from operating activities resulted in an increase in cash by 1,876.4 billion yen in FY2026 first quarter. Net cash provided by operating activities increased by 1,192.8 billion yen from 683.6 billion yen in FY2025 first quarter.

Cash flows from investing activities

Net cash flows from investing activities resulted in a decrease in cash by 1,802.0 billion yen in FY2026 first quarter, compared with net cash used in investing activities of 2,399.6 billion yen in FY2025 first quarter, a 597.6 billion yen change.

Cash flows from financing activities

Net cash flows from financing activities resulted in a decrease in cash by 803.2 billion yen in FY2026 first quarter. Net cash used in financing activities increased by 484.4 billion yen from 318.7 billion yen in FY2025 first quarter.

TOYOTA MOTOR CORPORATION FY2026 First Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Financial Statements

1. Unaudited Condensed Quarterly Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2025	June 30, 2025
Assets
Current assets
Cash and cash equivalents	8,982,404	8,210,856
Trade accounts and other receivables	3,679,722	3,609,895
Receivables related to financial services	11,453,249	11,461,240
Other financial assets	6,935,759	7,759,412
Inventories	4,598,232	4,626,631
Income tax receivable	216,528	148,045
Other current assets	1,212,783	1,257,421

Total current assets	37,078,676	37,073,501

Non-current assets
Investments accounted for using the equity method	5,798,051	5,643,887
Receivables related to financial services	22,171,786	22,214,199
Other financial assets	9,882,841	9,860,470
Property, plant and equipment
Land	1,428,122	1,476,006
Buildings	6,170,063	6,273,155
Machinery and equipment	16,621,243	16,642,958
Vehicles and equipment on operating leases	8,051,945	8,137,604
Construction in progress	1,596,145	1,477,527

Total property, plant and equipment, at cost	33,867,518	34,007,250

Less - Accumulated depreciation and impairment losses	(18,533,826)	(18,642,999)

Total property, plant and equipment, net	15,333,693	15,364,251

Right of use assets	583,068	563,497
Intangible assets	1,363,266	1,363,963
Deferred tax assets	517,869	514,214
Other non-current assets	872,101	870,163

Total non-current assets	56,522,674	56,394,643

Total assets	93,601,350	93,468,143

TOYOTA MOTOR CORPORATION FY2026 First Quarter Financial Summary

	Yen in millions
	March 31, 2025	June 30, 2025
Liabilities
Current liabilities
Trade accounts and other payables	5,527,347	5,107,652
Short-term and current portion of long-term debt	15,829,516	15,505,149
Accrued expenses	1,827,933	2,045,697
Other financial liabilities	1,869,117	2,339,212
Income taxes payable	505,500	511,801
Liabilities for quality assurance	1,965,748	1,924,938
Other current liabilities	1,909,059	1,851,508

Total current liabilities	29,434,220	29,285,957

Non-current liabilities
Long-term debt	22,963,363	22,938,634
Other financial liabilities	435,594	391,383
Retirement benefit liabilities	1,019,568	1,008,964
Deferred tax liabilities	1,659,433	1,633,256
Other non-current liabilities	1,210,260	1,216,896

Total non-current liabilities	27,288,217	27,189,133

Total liabilities	56,722,437	56,475,091

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	492,368	492,968
Retained earnings	35,841,218	36,116,452
Other components of equity	3,610,133	3,488,516
Treasury stock	(4,415,943)	(4,454,783)

Total Toyota Motor Corporation shareholders’ equity	35,924,826	36,040,203

Non-controlling interests	954,088	952,849

Total shareholders’ equity	36,878,913	36,993,052

Total liabilities and shareholders’ equity	93,601,350	93,468,143

TOYOTA MOTOR CORPORATION FY2026 First Quarter Financial Summary

2. Unaudited Condensed Quarterly Consolidated Statement of Income and

 Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the first quarter ended June 30, 2024	For the first quarter ended June 30, 2025
Sales revenues
Sales of products	10,845,224	11,129,393
Financial services	992,656	1,123,933

Total sales revenues	11,837,879	12,253,326

Costs and expenses
Cost of products sold	8,774,492	9,337,703
Cost of financial services	634,942	719,810
Selling, general and administrative	1,119,984	1,029,672

Total costs and expenses	10,529,418	11,087,185

Operating income	1,308,462	1,166,141

Share of profit (loss) of investments accounted for using the equity method	164,937	141,044
Other finance income	173,800	153,721
Other finance costs	(16,509)	(6,211)
Foreign exchange gain (loss), net	236,999	(212,375)
Other income (loss), net	4,570	9,832

Income before income taxes	1,872,258	1,252,152

Income tax expense	508,435	379,959

Net income	1,363,823	872,193

Net income attributable to
Toyota Motor Corporation	1,333,347	841,345
Non-controlling interests	30,476	30,848

Net income	1,363,823	872,193

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	98.99	64.56

TOYOTA MOTOR CORPORATION FY2026 First Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the first quarter ended June 30, 2024	For the first quarter ended June 30, 2025
Net income	1,363,823	872,193
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	101,831	126,109
Remeasurements of defined benefit plans	(5,679)	(2,557)
Share of other comprehensive income of equity method investees	5,634	(16,119)

Total of items that will not be reclassified to profit (loss)	101,786	107,432

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	628,685	(110,435)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(21,714)	39,342
Share of other comprehensive income of equity method investees	124,179	(67,717)

Total of items that may be reclassified subsequently to profit (loss)	731,149	(138,809)

Total other comprehensive income, net of tax	832,936	(31,377)

Comprehensive income	2,196,759	840,816

Comprehensive income for the period attributable to
Toyota Motor Corporation	2,139,964	806,064
Non-controlling interests	56,794	34,752

Comprehensive income	2,196,759	840,816

TOYOTA MOTOR CORPORATION FY2026 First Quarter Financial Summary

3. Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first quarter ended June 30, 2024

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2024	397,050	491,802	32,795,365	4,503,756	(3,966,982)	34,220,991	1,018,347	35,239,338

Comprehensive income
Net income	—	—	1,333,347	—	—	1,333,347	30,476	1,363,823
Other comprehensive income, net of tax	—	—	—	806,618	—	806,618	26,318	832,936

Total comprehensive income	—	—	1,333,347	806,618	—	2,139,964	56,794	2,196,759

Transactions with owners and other
Dividends paid	—	—	(606,338)	—	—	(606,338)	(43,568)	(649,906)
Repurchase of treasury stock	—	—	—	—	(18,972)	(18,972)	—	(18,972)
Reissuance of treasury stock	—	1,356	—	—	866	2,222	—	2,222
Retirement of treasury stock	—	(1,953)	(727,264)	—	729,217	—	—	—
Equity transactions and other	—	(125)	—	—	—	(125)	10,055	9,930

Total transactions with owners and other	—	(721)	(1,333,602)	—	711,111	(623,212)	(33,513)	(656,725)

Reclassification to retained earnings	—	—	(53,878)	53,878	—	—	—	—

Balances at June 30, 2024	397,050	491,081	32,741,232	5,364,252	(3,255,871)	35,737,743	1,041,628	36,779,372

For the first quarter ended June 30, 2025
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2025	397,050	492,368	35,841,218	3,610,133	(4,415,943)	35,924,826	954,088	36,878,913

Comprehensive income
Net income	—	—	841,345	—	—	841,345	30,848	872,193
Other comprehensive income, net of tax	—	—	—	(35,281)	—	(35,281)	3,904	(31,377)

Total comprehensive income	—	—	841,345	(35,281)	—	806,064	34,752	840,816

Transactions with owners and other
Dividends paid	—	—	(652,446)	—	—	(652,446)	(33,316)	(685,763)
Repurchase of treasury stock	—	—	—	—	(39,953)	(39,953)	—	(39,953)
Reissuance of treasury stock	—	752	—	—	1,113	1,866	—	1,866
Equity transactions and other	—	(152)	—	—	—	(152)	(2,674)	(2,826)

Total transactions with owners and other	—	600	(652,446)	—	(38,840)	(690,687)	(35,990)	(726,677)

Reclassification to retained earnings	—	—	86,336	(86,336)	—	—	—	—

Balances at June 30, 2025	397,050	492,968	36,116,452	3,488,516	(4,454,783)	36,040,203	952,849	36,993,052

TOYOTA MOTOR CORPORATION FY2026 First Quarter Financial Summary

4. Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

	Yen in millions
	For the first quarter ended June 30, 2024	For the first quarter ended June 30, 2025
Cash flows from operating activities
Net income	1,363,823	872,193
Depreciation and amortization	575,278	551,824
Interest income and interest costs related to financial services, net	(197,906)	(190,179)
Share of profit (loss) of investments accounted for using the equity method	(164,937)	(141,044)
Income tax expense	508,435	379,959
Changes in operating assets and liabilities, and other	(1,024,898)	138,032
Interest received	667,642	657,480
Dividends received	467,291	275,451
Interest paid	(324,593)	(357,368)
Income taxes paid, net of refunds	(1,186,473)	(309,868)

Net cash provided by (used in) operating activities	683,661	1,876,481

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(405,618)	(503,807)
Additions to equipment leased to others	(1,028,186)	(669,737)
Proceeds from sales of fixed assets excluding equipment leased to others	10,098	5,635
Proceeds from sales of equipment leased to others	629,911	352,182
Additions to intangible assets	(63,862)	(69,378)
Additions to public and corporate bonds and stocks	(1,137,458)	(497,457)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	649,510	888,821
Other, net	(1,053,998)	(1,308,261)

Net cash provided by (used in) investing activities	(2,399,603)	(1,802,002)

Cash flows from financing activities
Increase (decrease) in short-term debt	79,936	40,352
Proceeds from long-term debt	3,036,195	3,080,551
Payments of long-term debt	(2,774,003)	(3,197,589)
Dividends paid to Toyota Motor Corporation common shareholders	(606,338)	(652,446)
Dividends paid to non-controlling interests	(43,568)	(33,316)
Reissuance (repurchase) of treasury stock	(18,972)	(39,953)
Other, net	7,960	(882)

Net cash provided by (used in) financing activities	(318,790)	(803,284)

Effect of exchange rate changes on cash and cash equivalents	219,765	(42,743)

Net increase (decrease) in cash and cash equivalents	(1,814,966)	(771,548)

Cash and cash equivalents at beginning of period	9,412,060	8,982,404

Cash and cash equivalents at end of period	7,597,094	8,210,856

TOYOTA MOTOR CORPORATION FY2026 First Quarter Financial Summary

5. Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(1) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION FY2026 First Quarter Financial Summary

(2) Segment information

(i) Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

(ii) Segment operating results

For the first quarter ended June 30, 2024:

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	10,707,121	992,656	138,102	—	11,837,879
Inter-segment revenues and transfers	52,584	12,710	177,567	(242,861)	—

Total	10,759,705	1,005,366	315,669	(242,861)	11,837,879
Operating expenses	9,641,799	845,627	274,879	(232,888)	10,529,418

Operating income	1,117,906	159,738	40,790	(9,973)	1,308,462

For the first quarter ended June 30, 2025:

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	10,983,969	1,123,933	145,425	—	12,253,326
Inter-segment revenues and transfers	55,694	12,176	197,465	(265,335)	—

Total	11,039,662	1,136,108	342,890	(265,335)	12,253,326
Operating expenses	10,128,243	913,853	305,424	(260,335)	11,087,185

Operating income	911,419	222,255	37,466	(5,000)	1,166,141

Accounting policies applied by each segment are in conformity with those of Toyota’s condensed quarterly consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION FY2026 First Quarter Financial Summary

(iii) Geographic information

For the first quarter ended June 30, 2024:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	2,470,246	4,914,562	1,461,791	1,950,769	1,040,512	—	11,837,879
Inter-segment revenues and transfers	2,753,849	87,865	47,215	281,006	13,345	(3,183,279)	—

Total	5,224,094	5,002,427	1,509,006	2,231,775	1,053,857	(3,183,279)	11,837,879
Operating expenses	4,342,815	4,917,366	1,384,330	1,985,829	1,012,062	(3,112,985)	10,529,418

Operating income	881,279	85,061	124,676	245,946	41,795	(70,294)	1,308,462

For the first quarter ended June 30, 2025:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	2,551,657	5,228,248	1,510,183	1,875,849	1,087,389	—	12,253,326
Inter-segment revenues and transfers	2,659,081	86,031	51,438	258,542	40,072	(3,095,164)	—

Total	5,210,738	5,314,279	1,561,621	2,134,391	1,127,461	(3,095,164)	12,253,326
Operating expenses	4,565,678	5,335,443	1,464,655	1,918,661	1,033,409	(3,230,661)	11,087,185

Operating income (loss)	645,060	(21,164)	96,966	215,730	94,052	135,497	1,166,141

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where TMC or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION FY2026 First Quarter Financial Summary

(iv) Sales revenues by location of external customers

	Yen in millions
	For the first quarter ended June 30,
	2024	2025
Japan	1,738,709	1,870,520
North America	4,934,278	5,241,642
Europe	1,419,779	1,486,619
Asia	1,976,558	1,847,204
Other	1,768,555	1,807,341

Total	11,837,879	12,253,326

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

Supplemental Material for Financial Results for FY2026 First Quarter (Consolidated)

< IFRS >

	FY2025										FY2026		FY2026
	1Q (2024/4-6)		2Q (2024/7-9)		3Q (2024/10-12)		4Q (2025/1-3)		12 months (‘24/4-‘25/3)		1Q (2025/4-6)		Forecast 12 months (‘25/4-‘26/3)
Vehicle Production (thousands of units)	2,186		2,217		2,312		2,334		9,049		2,301
(Japan) –including Daihatsu & Hino	901		991		1,052		1,056		4,000		994
[Daihatsu & Hino]	[141	]	[219	]	[205	]	[200	]	[764	]	[210	]
(Overseas) –including Daihatsu & Hino	1,285		1,226		1,260		1,278		5,049		1,306
[Daihatsu & Hino]	[106	]	[122	]	[122	]	[108	]	[458	]	[86	]
North America	523		445		467		522		1,958		557
Europe	215		181		206		208		811		197
Asia	434		466		455		434		1,790		423
Central and South America	87		100		101		83		370		101
Africa	26		33		31		31		120		30
Vehicle Sales (thousands of units)	2,252		2,304		2,444		2,362		9,362		2,411		9,800
(Japan) –including Daihatsu & Hino	421		517		516		536		1,991		481		2,070
[Daihatsu & Hino]	[84	]	[136	]	[129	]	[136	]	[485	]	[130	]	[570	]
(Overseas) –including Daihatsu & Hino	1,830		1,787		1,929		1,826		7,372		1,930		7,730
[Daihatsu & Hino]	[61	]	[65	]	[60	]	[55	]	[240	]	[48	]	[230	]
North America	705		643		695		660		2,703		794		2,960
Europe	291		256		318		306		1,172		298		1,230
Asia	436		469		473		460		1,838		421		1,860
Central and South America	114		134		127		119		495		129		520
Oceania	82		71		80		77		309		78		270
Africa	49		56		60		58		224		60		280
Middle East	151		157		172		143		622		147		610
Other	2		2		2		2		8		2
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,636		2,737		2,922		2,715		11,011		2,829		11,200

Supplemental 1

Supplemental Material for Financial Results for FY2026 First Quarter (Consolidated)

< IFRS >

	FY2025					FY2026		FY2026
	1Q (2024/4-6)	2Q (2024/7-9)	3Q (2024/10-12)	4Q (2025/1-3)	12 months (‘24/4-‘25/3)	1Q (2025/4-6)		Forecast 12 months (‘25/4-‘26/3)
Foreign Exchange Rates
Yen to US Dollar Rate	156	150	152	153	153	145		as premise: 145
Yen to Euro Rate	168	164	163	161	164	164		as premise: 160
Number of Employees	384,954	384,158	384,338	383,853	383,853	389,144	(Note 1)
Sales Revenues (billions of yen)	11,837.8	11,444.5	12,391.0	12,363.1	48,036.7	12,253.3		48,500.0
Geographic Information
Japan	5,224.0	5,317.3	5,764.8	5,552.7	21,859.0	5,210.7
North America	5,002.4	4,522.9	4,876.1	4,898.7	19,300.3	5,314.2
Europe	1,509.0	1,380.1	1,630.5	1,793.7	6,313.4	1,561.6
Asia	2,231.7	2,238.2	2,323.3	2,194.6	8,988.0	2,134.3
Other	1,053.8	1,066.6	1,235.0	1,165.7	4,521.2	1,127.4
Elimination	-3,183.2	-3,080.7	-3,438.8	-3,242.5	-12,945.5	-3,095.1
Business Segment
Automotive	10,759.7	10,332.4	11,249.0	10,858.6	43,199.8	11,039.6
Financial Services	1,005.3	1,037.6	1,022.9	1,415.2	4,481.1	1,136.1
All Other	315.6	337.6	393.0	400.7	1,447.1	342.8
Elimination	-242.8	-263.2	-273.8	-311.4	-1,091.4	-265.3
Operating Income (billions of yen)	1,308.4	1,155.7	1,215.2	1,116.0	4,795.5	1,166.1		3,200.0
(Operating Income Ratio) (%)	(11.1)	(10.1)	(9.8)	(9.0)	(10.0)	(9.5)		(6.6)
Geographic Information
Japan	881.2	641.1	814.6	814.0	3,151.1	645.0
North America	85.0	28.7	58.3	-63.3	108.8	-21.1
Europe	124.6	91.2	157.1	42.4	415.5	96.9
Asia	245.9	244.4	194.8	211.2	896.5	215.7
Other	41.7	98.8	39.0	72.9	252.6	94.0
Elimination	-70.2	51.3	-48.8	38.7	-29.0	135.4
Business Segment
Automotive	1,117.9	949.8	1,006.1	866.3	3,940.2	911.4
Financial Services	159.7	172.7	163.7	187.2	683.5	222.2
All Other	40.7	33.2	50.5	56.5	181.1	37.4
Elimination	-9.9	-0.1	-5.2	5.9	-9.4	-5.0
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	164.9	99.3	190.4	136.4	591.2	141.0		550.0
Income before Income Taxes (billions of yen)	1,872.2	859.8	2,698.0	984.4	6,414.5	1,252.1		3,870.0
(Income before Income Taxes Ratio) (%)	(15.8)	(7.5)	(21.8)	(8.0)	(13.4)	(10.2)		(8.0)
Net Income Attributable toToyota Motor Corporation (billions of yen)	1,333.3	573.7	2,193.2	664.6	4,765.0	841.3		2,660.0
(Net Income Ratio) (%)	(11.3)	(5.0)	(17.7)	(5.4)	(9.9)	(6.9)		(5.5)
Dividends
Cash Dividends (billions of yen)	—	525.9	—	652.4	1,178.4	—	(Note 2)
Cash Dividends per Share (yen)	—	40	—	50	90	—		95
Payout Ratio (%)	—	28.1	—	22.8	25.0	—		46.5
Value of Shares Repurchased (billions of yen)[actual purchase]	18.9	884.4	142.2	133.2	1,179.0	39.9	(Note 3)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	199.9	—	—	199.9	3,208.5	(Note 3) (Note 4)
Number of Outstanding Shares (thousands)	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987

Supplemental 2

Supplemental Material for Financial Results for FY2026 First Quarter (Consolidated)

< IFRS >

	FY2025					FY2026		FY2026
	1Q (2024/4-6)	2Q (2024/7-9)	3Q (2024/10-12)	4Q (2025/1-3)	12 months (‘24/4-‘25/3)	1Q (2025/4-6)		Forecast 12 months (‘25/4-‘26/3)
R&D Expenses (billions of yen)	304.6	334.9	336.8	350.0	1,326.4	355.8		1,370.0	(Note 5)
Depreciation Expenses (billions of yen)	352.3	335.4	335.3	337.4	1,360.5	327.5		1,500.0	(Note 6)
Geographic Information
Japan	148.6	141.8	143.9	150.1	584.5	143.5
North America	120.4	114.8	112.8	114.6	462.7	108.7
Europe	23.4	25.6	25.7	22.1	96.9	23.3
Asia	48.3	43.0	42.9	42.8	177.1	42.7
Other	11.4	9.9	9.9	7.7	39.0	9.2
Capital Expenditures (billions of yen)	368.0	443.1	558.7	764.9	2,134.8	392.4		2,300.0	(Note 6)
Geographic Information
Japan	163.2	198.7	255.4	409.1	1,026.6	193.8
North America	115.9	173.4	184.6	204.6	678.7	125.4
Europe	17.4	10.7	15.0	31.3	74.4	18.8
Asia	52.6	30.6	65.8	58.2	207.4	28.5
Other	18.6	29.5	37.8	61.5	147.5	25.8
Total Liquid Assets (billions of yen)	15,585.7	15,404.1	16,366.2	16,702.4	16,702.4	17,016.3	(Note 7)
Total Assets (billions of yen)	94,037.3	89,169.2	94,674.4	93,601.3	93,601.3	93,468.1
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	35,737.7	34,368.5	35,910.2	35,924.8	35,924.8	36,040.2
Return on Equity (%)					13.6
Return on Asset (%)					5.2
Number of Consolidated Subsidiaries (including Structured Entities)					585
Number of Associates and Joint Ventures Accounted for Using the Equity Method					165

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2026 (billions of yen, approximately)	1Q (2025/4-6)
Marketing Efforts	260.0
Effects of Changes in Exchange Rates	-165.0
Cost Reduction Efforts	-15.0
From Engineering	-40.0
From Manufacturing and Logistics	25.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-370.0
Other	147.7
(Changes in Operating Income)	-142.3
Non-operating Income	-477.7
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	-23.8
Income tax expense, Net Income Attributable to Non-controlling Interests	128.1
(Changes in Net Income Attributable to Toyota Motor Corporation)	-492.0

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws and regulations, as well as other government actions, in the markets in which Toyota operates that affect Toyota’s operations, particularly laws, regulations and government actions relating to vehicle safety including remedial measures such as recalls, environmental protection, vehicle emissions and vehicle fuel economy, and tariffs and other trade policies, as well as current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 4)	States the maximum value of shares resolved to be repurchased if before the completion of the repurchase period, or the actual purchase price of shares repurchased pursuant to that resolution if after the completion of the repurchase period.
(Note 5)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 7)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3